Exhibit 99.1
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES

Stock Symbol: SGF: TSX	November 9, 2005
SHORE GOLD INC.	Saskatoon, Saskatchewan

SHORE GOLD ANNOUNCES $120 MILLION BOUGHT EQUITY FINANCING AND
STRATEGIC INVESTMENT BY NEWMONT

Kenneth E. MacNeill, President and Chief Executive Officer of Shore Gold Inc. (“Shore”) is pleased to announce that Shore has entered into an agreement with a syndicate of underwriters, led by Genuity Capital Markets, under which the underwriters have agreed to buy and to sell to the public 17.15 milllion Common Shares of Shore from treasury, at a price of $7.00 per Common Share for gross proceeds of $120 million.

The net proceeds of the offering will be used by Shore for the exploration and development of the Fort à la Corne property as well as for further work on the Star Kimberlite property once further programs are defined, acquisition and exploration of additional diamond properties as opportunities warrant, working capital and general corporate purposes.

Shore is also pleased to announce that Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to subscribe for 6.84 million Common Shares under this offering. Following the closing of this offering, Newmont will have increased its share ownership position in Shore back to 9.9%. Newmont is the world’s largest gold producer with significant assets or operations on five continents.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties which are beyond Shore's control, including: the impact of general economic conditions, the price of diamonds. Shore's actual results and performance could differ materially from those expressed in, or implied by, such forward looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Shore will derive from them.

For further information please contact:
Kenneth E. MacNeill, President & C.E.O. or Harvey Bay, C.F.O. at (306) 664-2202.